Exhibit 99.88

EXECUTION COPY

PURCHASE AGREEMENT dated as of the 14th day of May, 2009.

AMONG:

SILVERCREST MINES INC., a corporation incorporated and existing under the laws of the Province of British Columbia

(“SilverCrest”)

- and -

NUSANTARA DE MEXICO S.A. DE C.V. a corporation incorporated and existing under the laws of Mexico

(“NMS”)

- and -

SANDSTORM RESOURCES LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(“Sandstorm”)

- and -

SANDSTORM RESOURCES “...[agreement redacted – proprietary structure]” LTD., a corporation incorporated and existing under the laws of “...[agreement redacted – proprietary structure]”

(“Sandstorm “...[agreement redacted – proprietary structure]””)

WHEREAS SilverCrest is the indirect owner of 100% of the shares of NMS;

AND WHEREAS SilverCrest has represented and warranted to Sandstorm “...[agreement redacted – proprietary structure]” that NMS has the right to acquire a 100% interest in the gold deposit located in Sonora, Mexico known as the Santa Elena Project (the “Project”) as more particularly described in the Technical Report, upon making the remainder of the property option payments;

AND WHEREAS the mineral property on which the Project is located is comprised of those mineral concessions as more particularly described in Schedule “A” attached hereto (the “Property”);

AND WHEREAS NMS is currently conducting, among other things, mine planning and design, equipment acquisition and site preparation activities at the Project, with the objective of commencing commercial production in 2010;

AND WHEREAS SilverCrest and Sandstorm executed and delivered the Letter Agreement pursuant to which SilverCrest agreed to cause its applicable subsidiary to sell and Sandstorm agreed to cause its applicable subsidiary to purchase the Purchased Au and SilverCrest and Sandstorm, together with their respective affiliates and/or subsidiaries, agreed to execute and deliver a definitive agreement that shall supercede the provisions of the Letter Agreement and this Agreement constitutes such definitive agreement;

AND WHEREAS SilverCrest and NMS have agreed to secure their respective obligations under this Agreement by executing and delivering the Project Charge to and in favour of Sandstorm “...[agreement redacted – proprietary structure]”;

AND WHEREAS SilverCrest executes and delivers this Agreement to signify its assent to the terms and conditions hereof and to provide a guarantee to and in favour of Sandstorm “...[agreement redacted - proprietary structure]” of the covenants, obligations and indemnifications of NMS set forth in this Agreement;

AND WHEREAS Sandstorm executes and delivers this Agreement to provide a guarantee to and in favour of NMS with respect to the covenants, obligations and indemnifications of Sandstorm “...[agreement redacted – proprietary structure]” set forth in this Agreement;

AND WHEREAS the Parties are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions contained herein;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in section 1;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1.         Definitions

“Accounting Principles” means Canadian generally accepted accounting principles up to December 31, 2010 or such later date as international financial reporting standards, approved by the International Accounting Standards Board (“IASB”) or any successor, take effect and are adopted by SilverCrest, as at the date on which any calculation or determination is required to be made, in accordance with the international financial reporting standards where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financial reporting standards;

“Additional Upfront Deposit” has the meaning set forth in section 3(f)(iii);

“Annual Report” means a written report, in relation to any calendar year, detailing:

(i)	the number of ounces of Au produced from the Project and delivered to an Offtaker in the applicable calendar year;

(ii)	the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)	the number of ounces of Purchased Au which are calculated or estimated to result from the production of Au referred to in subsection (i);

(iv)

the number of ounces of Purchased Au which have been delivered to or to the direction of Sandstorm “...[agreement redacted – proprietary structure]” with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 11;

(v)

if necessary, a reconciliation between any provisional number of ounces of Purchased Au specified in an Annual Report for a preceding calendar year and the final number of ounces of Purchased Au for the applicable calendar year;

(vi)	Au prices used by SilverCrest and its affiliates for short term and long term planning purposes with respect to the Project;

(vii)	the remaining Uncredited Balance and a calculation of how the Uncredited Balance was reduced during the applicable calendar year; and

(viii)	a plan projecting Au production over the next five calendar years with respect to the Project;

“Au” means gold;

“Auditor’s Report” has the meaning set forth in section 6(c)(ii);

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday in any or all of Vancouver, British Columbia, “...[agreement redacted – proprietary structure]” or Mexico City, Mexico or any day that banks are not open for business in the United Kingdom;

“BCICAC” has the meaning set forth in section 21;

“Closing” has the meaning set forth in section 7;

“Closing Conditions” means the following conditions:

(i)

no material adverse change shall have occurred in the assets, operations or condition of the Project and Sandstorm “...[agreement redacted – proprietary structure]” shall have received a certificate from a duly authorized officer of SilverCrest and NMS to such effect;

(ii)

the representations and warranties of SilverCrest and NMS contained in section 23 shall be true and correct, in all material respects, and Sandstorm “...[agreement redacted – proprietary structure]” shall have received a certificate from a duly authorized officer of SilverCrest and NMS to such effect;

(iii)	this Agreement and the Transaction shall have been approved by each Party’s respective Board of Directors; and

(iv)

Sandstorm “...[agreement redacted – proprietary structure]” shall have received a legal opinion from counsel to NMS, subject to reasonable qualifications, to the effect that NMS has good and marketable title to the Property and the Minerals therein, subject only to permitted encumbrances (which must be acceptable to Sandstorm “...[agreement redacted – proprietary structure]”, in its sole and unfettered discretion) and that NMS has full right, power and authority to deliver the Purchased Au to or to the direction of Sandstorm “...[agreement redacted – proprietary structure]” as contemplated by this Agreement;

“Closing Date” means the date of the execution and delivery of this Agreement by the Parties;

“Commencement of Commercial Production” means the commercial exploitation of Minerals but does not include milling for the purpose of testing or milling or leaching by a pilot plant or during an initial tune up period of the plant. Commercial production with respect to any part of the Project shall be deemed to have commenced on the first day of the month following the first period of 30 consecutive days during which Minerals have been processed through the plant at an average rate of not less than 70% of the anticipated production set forth in the Technical Report;

“Creditor Project Charge” means the charge to be granted by SilverCrest or NMS in favour of the lender or lenders (or trustee on behalf of a lender or lenders) who provide(s) debt financing (the “Debt Financing”) required to bring the Project (including the Deposit and the Underground Mine) to the Commencement of Commercial Production, it being contemplated that at a minimum, the same shall comprise a charge over the Property;

“Debt Financing” has the meaning ascribed thereto in the definition of Creditor Project Charge;

“Deductions” means any and all deductions, refining, reprocessing, processing, treatment and other charges, penalties, adjustments, shipping expenses and/or expenses pertaining to and/or in respect of Au and charged by an Offtaker or charged in respect of delivery costs to the final customer of NMS or Sandstorm “...[agreement redacted – proprietary structure]”, as the case may be, or charged to NMS as and by way of royalty payments;

“Default Interest” means Prime plus 2% per annum;

“Demanding Party” has the meaning set forth in section 21(a);

“Deposit” has the meaning set forth in section 3(h);

“Dispute Notice” has the meaning set forth in section 6(c)(i);

“Encumbrances” means any and all liens, charges, mortgages, encumbrances, pledges, security interests, royalties, proxies and third party rights or any other encumbrances of any nature whatsoever, whether registered or unregistered;

“Extended Term” has the meaning set forth in section 4(b);

“First Review Date” means the third anniversary of the date of the Commencement of Commercial Production;

“Fixed Price” means; (i) US$350 per ounce of Au; or (ii) US$450 per ounce of Au with respect to Au produced from the Underground Mine provided that Sandstorm “...[agreement redacted – proprietary structure]” has purchased a minimum of 50,000 ounces of Purchased Au hereunder; each such component of the Fixed Price to be subject to increase by the Inflation Accelerator on the First Review Date and annually thereafter, it being understood and agreed that the Commencement of Commercial Production with respect to the Underground Mine, shall or may have a different date;

“Force Majeure” has the meaning set forth in section 27;

“Funding Conditions” has the meaning set forth in section 10;

“Funding Date” means the date that is three Business Days after the last of the Funding Conditions has been satisfied provided that the Funding Date shall occur no later than December 31, 2009 or such later date as Sandstorm “...[agreement redacted – proprietary structure]” shall in its sole and unfettered discretion select as the extended drop dead date for such purposes (the “Funding Date Deadline”);

“Funding Date Deadline” has the meaning set forth in the definition of Funding Date;

“Hedging Arrangement” means any arrangement proposed to be entered into by SilverCrest and/or NMS or their respective affiliates pursuant to which the risk of the future price of Au is sold to a third Person, including without limitation, as and by way of netting and collateral arrangements under International Swaps and Derivatives Association, Inc. protocols and mandates;

“Inflation Accelerator” means an annual inflation accelerator equal to 1.01;

“Insolvency Event” means, in relation to any Party, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a degree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv)	a resolution is passed for the winding-up or liquidation of it;

“Internal Feasibility Study” means the feasibility study with respect to the Project (exclusive of the Underground Mine and/or the Deposit) prepared by SilverCrest and dated as of March 2009;

“Letter Agreement” means the letter agreement as amended and restated and dated as of April 15, 2009, between Sandstorm and SilverCrest;

“Losses” means any and all damages, claims, losses (except loss of profits), liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees);

“Market Price” means for each ounce of Purchased Au delivered and sold to Sandstorm “...[agreement redacted – proprietary structure]”, the London p.m. fix for Au as quoted in United States dollars by the London Metals Exchange (or any successor metals exchange) on the date the Purchased Au is delivered by the Offtaker (for and on behalf of NMS);

“Minerals” means any and all economic, marketable metal bearing material, in whatever form or state produced from the Project;

“Monthly Report” means a written report, in relation to a calendar month, detailing:

(i)	the number of ounces of Au produced from the Project and delivered to an Offtaker in the applicable calendar month;

(ii)	the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)	the number of ounces of Purchased Au which are calculated or estimated to result from the production of Au referred to in subsection (i);

(iv)

the number of ounces of Purchased Au which have been delivered to or to the direction of Sandstorm “...[agreement redacted – proprietary structure]” with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 11;

(v)

a reconciliation between any provisional number of ounces of Purchased Au specified in a Monthly Report pursuant to subsection (iii) for a preceding calendar month and the final number of ounces of Purchased Au for the applicable calendar month; and

(vi)	a mine plan projecting Au production over the next three quarters with respect to the Project;

“NMS” means Nusantara de Mexico, S.A. de C.V., a corporation incorporated and existing under the laws of Mexico;

“NMS Default Fee” has the meaning set forth in section 12(c);

“NMS Event of Default” has the meaning set forth in section 12(a);

“Notice Period” has the meaning set forth in section 5(e);

“Offtaker” means the counterparty to an Offtake Agreement;

“Offtake Agreement” means any refining, marketing and/or processing agreement entered into by NMS with respect to the Minerals;

“Parties” means the parties to this Agreement and “Party” means any one of the Parties;

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity;

“Place of Delivery” has the meaning set forth in section 11(a);

“Prime” means the prime rate of interest on commercial dollar loans quoted from time to time by the Royal Bank of Canada;

“Project” has the meaning ascribed thereto in the preambles to this Agreement. For greater certainty and without limitation, if Sandstorm “...[agreement redacted – proprietary structure]” exercises the Underground Mine Option or if SilverCrest or NMS shall develop a Deposit on the Project, the Project shall also include the Underground Mine and the Deposit, as the case may be;

“Project Charge” means a valid and perfected charge, which Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” agree shall be subordinate to any other charge granted by SilverCrest or NMS for the purpose of securing Debt Financing, securing an interest in all of the Property comprising the Project, which shall be comparable to (and no less favourable than) the terms and conditions of the Creditor Project Charge (save and except with respect to the subordinated nature of the Project Charge);

“Property” has the meaning ascribed thereto in the preambles to this Agreement;

“PTR” means a positive technical report prepared with respect to the Underground Mine or a Deposit on the Project, as the case may be, compliant with applicable securities regulations;

“Purchased Au” means 20% of the Au produced from the Project less the proportionate number of ounces of Au deducted on account of the refining of such Au into Refined Au, for which proportionate net number of ounces NMS receives payment or Refined Au from an Offtaker pursuant to and in accordance with any Offtake Agreement;

“Purchase Price” per ounce of Purchased Au means: “...[agreement redacted – proprietary structure]” the Fixed Price and the Market Price, payable in cash;

“Refined Au” means marketable metal bearing material in the form of Au that is refined to standards meeting or exceeding commercial standards for the sale of refined Au;

“Responding Party” has the meaning set forth in section 21(a);

“Sale Notice” has the meaning set forth in section 5(e);

“Sandstorm” means Sandstorm Resources Ltd., a corporation incorporated and existing pursuant to the laws of the Province of British Columbia;

“Sandstorm “...[agreement redacted – proprietary structure]”” means Sandstorm Resources “...[agreement redacted – proprietary structure]” Ltd., a corporation incorporated and existing pursuant to the laws of “...[agreement redacted – proprietary structure]”;

“Sandstorm “...[agreement redacted – proprietary structure]” Audit” has the meaning set forth in section 6(e);

“Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations” has the meaning set forth in section 14(b)(ii);

“Sandstorm Shares” has the meaning set forth in section 3(a)(ii);

“SilverCrest” means SilverCrest Mines Inc., a company incorporated and existing pursuant to the laws of the Province of British Columbia;

“SilverCrest Guaranteed Obligations” has the meaning set forth in section 14(a)(v);

“Technical Report” means the National Instrument 43-101 compliant technical report prepared by Scott Wilson Roscoe Postle Associates Inc. dated as of August 11, 2008;

“Term” has the meaning set forth in section 4(a) and shall include the Extended Term, if any, unless the context otherwise requires;

“Termination Notice” has the meaning set forth in section 4(b);

“Time of Delivery” has the meaning set forth in section 11(d);

“Transaction” means the transaction of purchase and sale of Purchased Au contemplated by this Agreement;

“Transfer” when used as a verb, means to sell, grant, assign, encumber, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, consolidations or asset purchases. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidations or asset purchases;

“TSXV” means the TSX Venture Exchange or any successor or other exchange on which the securities of SilverCrest may be listed;

“Uncredited Balance Refund Calculation” has the meaning set forth in section 3(e);

“Uncredited Balance Refund Notice” has the meaning set forth in section 3(d);

“Upfront Deposit” means US$12.0 million and if the Underground Mine Option has been exercised, includes the Additional Upfront Deposit;

“Underground Mine” means any mine that may be developed on an underground portion of the Property or developed for the retreatment of depleted material on the heap leach pads;

“Underground Mine Option” has the meaning ascribed thereto in section 3(f);

“Underground Mine Option Certificate” means a certificate from a duly authorized officer of SilverCrest and NMS incorporating the contents of those certificates described under subsections (i) and (ii) of the definition of Closing Conditions;

“Underground Mine Option Notice” has the meaning ascribed thereto in section 3(f); and

“Underground Mine Option Trigger” has the meaning ascribed thereto in section 3(f).

2.         Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, from and after the Funding Conditions have been satisfied and Sandstorm “...[agreement redacted – proprietary structure]” has made the Upfront Deposit or a part thereof as contemplated by sections 3 and 10, NMS shall sell to Sandstorm “...[agreement redacted – proprietary structure]” and Sandstorm “...[agreement redacted – proprietary structure]” shall purchase from NMS, the Purchased Au, free and clear of any and all Encumbrances, in consideration of those payments set forth in section 3. The obligations of NMS under this Agreement shall be to sell and deliver the Purchased Au in a manner consistent with the terms of this Agreement.

3.         Purchase and Payment

(a)       (i)         In consideration of the covenant to deliver and sell the Purchased Au as contemplated in this Agreement, subject to the provisions of section 10, Sandstorm “...[agreement redacted – proprietary structure]” shall make the Upfront Deposit to NMS in such amounts as and when required by NMS, in cash by wire transfer from and after the Funding Date. If, at any time prior to the draw down of all of the Upfront Deposit by NMS, Sandstorm “...[agreement redacted – proprietary structure]” should not be satisfied, acting reasonably, with the plans of NMS to rectify any material departure from the Internal Feasibility Study, including funding of cost overruns or rectifying material shortfall of projected gold production that could reasonably be expected to have an adverse effect on Sandstorm “...[agreement redacted – proprietary structure]”, then Sandstorm “...[agreement redacted - proprietary structure]” may cease making any further payments of the Upfront Deposit until Sandstorm “...[agreement redacted - proprietary structure]” is satisfied, acting reasonably, with the revised plans of NMS. Material departures from the Internal Feasibility Study that constitute improvements to the Internal Feasibility Study, that do not disadvantage Sandstorm “...[agreement redacted – proprietary structure]” and that do not result in NMS no longer having sufficient funds to bring the Project (exclusive of the Underground Mine and the Deposit) to attain the Commencement of Commercial Production, in the opinion of Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, shall be permitted.

(ii)        On the Funding Date in consideration of the grant of the guarantee by SilverCrest to and in favour of Sandstorm “...[agreement redacted – proprietary structure]” as provided in section 14, Sandstorm shall issue to SilverCrest 3.5 million common shares in its capital (the “Sandstorm Shares”).

(b)       During the Term, Sandstorm “...[agreement redacted – proprietary structure]” shall make ongoing payments to NMS in cash or by wire transfer for each ounce of Purchased Au sold and delivered by NMS to Sandstorm “...[agreement redacted – proprietary structure]” under this Agreement pursuant to the provisions of section 3(a) and/or section 10, at a price per ounce of Purchased Au equal to the Purchase Price.

(c)        Commencing on the First Review Date and annually on each anniversary thereof, the Fixed Price shall be increased by multiplying the then applicable Fixed Price by the Inflation Accelerator.

(d)       If, by the expiry of the Term or the Extended Term, if applicable, NMS has not sold and delivered to Sandstorm “...[agreement redacted – proprietary structure]”, Purchased Au having a value sufficient to reduce the Uncredited Balance to nil, then a refund of the Uncredited Balance shall be due and owing by NMS to Sandstorm “...[agreement redacted – proprietary structure]” in an amount equal to the then remaining Uncredited Balance. If a refund of the Uncredited Balance shall be due and owing by NMS (as guaranteed by Silvercrest) to

Sandstorm “...[agreement redacted – proprietary structure]”, NMS shall notify Sandstorm “...[agreement redacted – proprietary structure]” (the “Uncredited Balance Refund Notice”) and the Uncredited Balance Refund Notice shall attach a copy of the applicable Uncredited Balance Refund Calculation.

(e)       Within 60 days of the end of each calendar year, NMS shall prepare a detailed statement setting out the calculations of the Uncredited Balance on an annual basis (the “Uncredited Balance Refund Calculation”) and setting out the Uncredited Balance Refund Calculation. NMS shall also prepare a final Uncredited Balance Refund Calculation within 60 days of the expiry of the Term or the Extended Term, if applicable. Each successive Uncredited Balance Refund Calculation shall include the aggregate information from previous Uncredited Balance Refund Calculations, including without limitation, matters settled by the dispute resolution procedures set forth in section 21. Sandstorm “...[agreement redacted – proprietary structure]” shall have 60 days from the date of delivery of each Uncredited Balance Refund Calculation to dispute the accuracy of an item therein. If Sandstorm “...[agreement redacted – proprietary structure]” and NMS are unable to resolve any dispute with respect thereto, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in section 21. If Sandstorm “...[agreement redacted – proprietary structure]” has not disputed the accuracy of an item in an Uncredited Balance Refund Calculation within 60 days after the delivery thereof, then Sandstorm “...[agreement redacted – proprietary structure]” will be deemed to have agreed with the Uncredited Balance Refund Calculation.

(f)         (i)         SilverCrest and NMS do hereby give and grant to Sandstorm “...[agreement redacted – proprietary structure]”, for and on behalf of themselves and their respective affiliates and subsidiaries, the sole, exclusive and irrevocable right and option during the Term (including, for greater certainty, the Extended Term) to purchase Purchased Au from the Underground Mine (the “Underground Mine Option”). The Underground Mine Option shall be excercisable in accordance with the terms and conditions of this section (the “Underground Mine Option Trigger”) if; 1. SilverCrest or NMS have received board approval for the development of the Underground Mine; and 2. SilverCrest or NMS has completed a PTR.

(ii)        Silvercrest and NMS agree to do no acts or things or to omit to do any acts or things that would prevent the Underground Mine Option from being triggered in the manner contemplated in this Agreement.

(iii)       SilverCrest and NMS shall provide Sandstorm “...[agreement redacted – proprietary structure]” with written notice that the Underground Mine Option Trigger has occurred (the “Underground Mine Option Notice”). The Underground Mine Option Notice shall set out the additional upfront deposit (the “Additional Upfront Deposit”) for the payable gold produced from the Underground Mine and the calculations with respect thereto, being an amount equal to 20% of the upfront capital expenditures of SilverCrest and NMS as set forth in the PTR and relating to the Underground Mine (including actual drilling and other costs incurred up to the beginning of the date of the Underground Mine Option Trigger that were required to determine the economic viability of the Underground Mine and complete the PTR) and their respective affiliates and subsidiaries incurred with respect to the Underground Mine (adjusted pro rata for the value of the payable gold to the value of the payable silver to be extracted from the Underground Mine using a payable gold to payable gold equivalent ratio of silver, using a 20 day average on the day notice is delivered to Sandstorm “...[agreement redacted – proprietary structure]”). Adjustments shall be made to the Additional Upfront Deposit in the event that such upfront estimated capital expenditures made by SilverCrest are overestimated by 20% or more. Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to exercise the Underground Mine Option by delivery to SilverCrest of a written notice of exercise within 30 days of the date of the delivery to Sandstorm “...[agreement redacted – proprietary structure]” of the Underground Mine Option Notice.

(iv)       If Sandstorm “...[agreement redacted – proprietary structure]” provides such notice, closing shall occur within 90 days provided that the following conditions have been satisfied or waived by Sandstorm “...[agreement redacted – proprietary structure]”, such conditions being solely for the benefit of Sandstorm “...[agreement redacted – proprietary structure]”; 1. SilverCrest and NMS shall have permitted Sandstorm “...[agreement redacted – proprietary structure]” to conduct the Due Diligence Investigations; 2. Sandstorm “...[agreement redacted – proprietary structure]” be fully satisfied with the results of the Due Diligence Investigations in its sole and unfettered discretion, including without limitation, being satisfied that SilverCrest and NMS shall have received all requisite permits in order to operate the Underground Mine; and 3. SilverCrest shall have provided proof to Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, that SilverCrest has sufficient financing, including the Additional Upfront Deposit, required for the Underground Mine to attain the Commencement of Commercial Production. Within such 90 day period, Sandstorm “...[agreement redacted – proprietary structure]” shall advise SilverCrest whether such conditions have been satisfied or are to be waived. If they have been satisfied or waived, Sandstorm “...[agreement redacted – proprietary structure]” shall also advise SilverCrest of the Closing Date which must be within the 90 day period. If they have not been satisfied by SilverCrest or waived by Sandstorm “...[agreement redacted – proprietary structure]”, the Underground Mine Option shall remain open indefinitely until such time as Sandstorm “...[agreement redacted – proprietary structure]” shall be satisfied that the conditions have been fulfilled or Sandstorm “...[agreement redacted – proprietary structure]” has waived the fulfillment of any of such conditions or Sandstorm “...[agreement redacted – proprietary structure]” seeks to terminate its rights in and to the Underground Mine Option.

(v)        If Sandstorm “...[agreement redacted – proprietary structure]” exercises the Underground Mine Option, on closing of the exercise of the Underground Mine Option, SilverCrest and NMS shall deliver to Sandstorm “...[agreement redacted – proprietary structure]” the Underground Mine Certificate with respect to Minerals produced from the Underground Mine, Sandstorm “...[agreement redacted – proprietary structure]” will thereafter pay the Additional Upfront Deposit to SilverCrest and NMS in such amounts and at such times as may be required by SilverCrest and NMS on a matching draw down basis, pro rata with their outlay of their pro rata portion of the capital expenditures of the Underground Mine.

(vi)       If, Sandstorm “...[agreement redacted – proprietary structure]” does not exercise the Underground Mine Option, Sandstorm “...[agreement redacted – proprietary structure]” shall continue to have the right to purchase Purchased Gold from the Project (exclusive of the Underground Mine), unless the amount of Purchased Au purchased from the Project (exclusive of the Underground Mine) is less than 50,000 ounces of gold, in which event Sandstorm “...[agreement redacted – proprietary structure]” shall be entitled to purchase Purchased Au from the Underground Mine until 50,000 ounces of gold have been purchased by Sandstorm “...[agreement redacted – proprietary structure]” pursuant to this Agreement, following which Sandstorm “...[agreement redacted – proprietary structure]” shall have no further rights to purchase Purchased Au from the Underground Mine.

(g)       Notwithstanding any other provision of this Agreement, if within 30 months after the Funding Date the Project has not produced a minimum of 7,500 ounces of payable gold (i.e. 1,500 ounces of Purchased Au) in any three consecutive month period, then at the sole option of Sandstorm “...[agreement redacted – proprietary structure]”, in its sole and unfettered discretion, upon five Business Days prior written notice to NMS, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to require NMS (as guaranteed by SilverCrest) to forthwith, without setoff, deduction or defalcation, refund to Sandstorm “...[agreement redacted – proprietary structure]” that percentage of the Upfront Deposit which is equal to that percentage of the underproduction of Au relative to the payable gold as set forth in the Technical Report. Until paid in full, the amount due and owing to Sandstorm “...[agreement redacted – proprietary structure]” shall bear interest at a rate of Prime per annum over such 30 month period. In the event of any dispute between the Parties with respect to this section 3(g), either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in section 21. After the operation of this section, the Uncredited Balance shall be reduced by an amount equal to any refund of the Upfront Deposit made pursuant to this section.

(h)        If during the Term, SilverCrest or NMS shall develop and mine another mineable deposit on the Project (the “Deposit”), Sandstorm “...[agreement redacted – proprietary structure]” shall be entitled to purchase the Purchased Au from the Deposit for the Purchase Price throughout the Term and the Project shall be deemed to include the Deposit, without any further or other act or formality by any Party. However, if a mine plan with respect to the Deposit provides that not less than 65% of the ounces of Au produced from the Deposit are to be produced from an Underground Mine, the provisions of section 3(f) shall apply with respect to the Deposit as if the Deposit were an Underground Mine. For greater certainty and without limitation, the capital expenditures to be contributed by Sandstorm

“...[agreement redacted – proprietary structure]” in respect of the Deposit that is deemed to be an Underground Mine shall include capital expenditures in respect of any open pit portion thereof.

4.         Term

(a)       The term of this Agreement shall commence on the Funding Date and subject to section 12, shall continue until the date that is 40 years after the Funding Date (the “Term”).

(b)       Sandstorm “...[agreement redacted – proprietary structure]” may terminate this Agreement at the end of the Term by providing to SilverCrest, prior to the expiry of the Term, written notice of its intention to terminate (a “Termination Notice”). If Sandstorm “...[agreement redacted – proprietary structure]” has not delivered a Termination Notice prior to the expiry of the Term, then this Agreement shall continue in force for successive ten year periods (each, an “Extended Term”) until the date upon which the Extended Term is terminated in accordance with section 4(c). “Term” shall include “Extended Term” throughout this Agreement unless the context otherwise requires.

(c)        Sandstorm “...[agreement redacted – proprietary structure]” may terminate an Extended Term by providing to SilverCrest, prior to the end of such Extended Term, written notice of its intention to terminate the Extended Term.

5.         Positive Covenants of SilverCrest and NMS

NMS (as guaranteed by SilverCrest) covenants and agrees to and in favour of Sandstorm “...[agreement redacted – proprietary structure]” as follows and acknowledges and agrees that Sandstorm “...[agreement redacted – proprietary structure]” is relying on such covenants in executing and delivering this Agreement:

(a)       SilverCrest and/or NMS shall only use the Upfront Deposit to fund capital expenditures which are to the extent required to construct and develop the Project and for general and administrative costs associated therewith in a manner consistent with the Internal Feasibility Study. Notwithstanding the foregoing, minor changes to construction plans to improve upon the plans in the Internal Feasibility Study shall be permitted and the Upfront Deposit may be used for such expenditures. If the Project attains the Commencement of Commercial Production and SilverCrest and NMS have not expended all of the Upfront Deposit pursuant to the funding mechanism contemplated in section 3(a), SilverCrest shall be entitled to retain the unexpended portion of the Upfront Deposit. The provisions of sections 5(a) and 5(b) hereof applicable to the Upfront Deposit are not applicable to the Additional Upfront Deposit.

(b)       SilverCrest shall limit spending on all of its properties (other than the Property) to minimum levels until the Project attains the Commencement of Commercial Production in accordance with the Technical Report, unless

SilverCrest has raised money from third Persons that are specifically earmarked for such other properties over and above the Project requirements for achieving the Commencement of Commercial Production.

(c)        SilverCrest and NMS agree that they will not permit or allow any of their respective subsidiaries or affiliates to grant any security over the Project and the Property until the due registration of the Project Charge as contemplated herein.

(d)       SilverCrest shall notify Sandstorm “...[agreement redacted – proprietary structure]” on a timely basis and in accordance with its monthly reporting procedures as set forth in section 6, of any material departures from the Internal Feasibility Study including cost overruns (if any) as well as any negative material input on Au to be produced either in amount or timing, together with SilverCrest’s plans for resolving the situation.

(e)       If SilverCrest wishes to sell any of the Sandstorm Shares on the TSXV, SilverCrest will first deliver a notice (the “Sale Notice”) in writing to Sandstorm specifying the number of shares that are available for purchase and the sale price of the Sandstorm Shares. Upon receipt of a Sale Notice, Sandstorm will have the right during the following five day period (the “Notice Period”) to provide SilverCrest with the name of a third party purchaser or purchasers for the offered Sandstorm Shares who wish to purchase all of the offered Sandstorm Shares at the sale price, together with each such purchaser’s legally binding and enforceable unconditional and irrevocable commitment in writing to SilverCrest to close the purchase within three business days of the delivery of such commitment and reasonable evidence of the purchaser’s ability to pay. If Sandstorm does not deliver commitments and evidence in compliance with the foregoing within the Notice Period for all of the offered Sandstorm Shares, SilverCrest may proceed to sell up to the balance of the offered Sandstorm Shares at a price equal to or in excess of the sale price for a period of 30 days after expiry of the Notice Period, after which the provisions of this section will once again apply to any intended sale of Sandstorm Shares by SilverCrest. This section shall not apply where SilverCrest is tendering, selling, transferring or exchanging Sandstorm Shares in response to a takeover bid for common shares of Sandstorm or while any such takeover bid remains open, or in connection with any amalgamation or merger of Sandstorm or plan of arrangement involving Sandstorm or any exchange of common shares into securities of another corporation pursuant to any reorganization involving Sandstorm, or in connection with a Debt Financing.

(f)         SilverCrest and NMS shall not develop or mine an Underground Mine and shall do no acts or things or omit to do any acts or things in connection with the said development or mining without completing a PTR and delivering the PTR to Sandstorm “...[agreement redacted – proprietary structure]” and without receiving board approval for the development and mining of the Underground Mine and delivering proof of such approval to Sandstorm “...[agreement redacted – proprietary structure]”.

6.         Monthly Reports and Annual Reports

(a)       Commencing on the Notice Date, NMS shall deliver to Sandstorm “...[agreement redacted – proprietary structure]” a Monthly Report on or before the fifteenth (15th) Business Day after the last day of each calendar month.

(b)       NMS shall deliver to Sandstorm “...[agreement redacted – proprietary structure]”, an Annual Report, on or before 120 days after the last day of each calendar year.

(c)        Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to dispute an Annual Report in accordance with the provisions of this section 6. If Sandstorm “...[agreement redacted – proprietary structure]” disputes an Annual Report:

(i)                                  Sandstorm “...[agreement redacted – proprietary structure]” shall notify NMS in writing within 90 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Dispute Notice”);

(ii)                              Sandstorm “...[agreement redacted – proprietary structure]” and NMS shall have 60 days from the date the Dispute Notice is delivered by Sandstorm “...[agreement redacted – proprietary structure]” to resolve the dispute. If Sandstorm “...[agreement redacted – proprietary structure]” and NMS have not resolved the dispute within the 30 day period, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to require NMS to deliver a report prepared by an auditor with respect to the dispute in question (the “Auditor’s Report”);

(iii)                          if the Auditor’s Report concludes that the actual number of ounces of Purchased Au varies by two per cent or less from the number of ounces of Purchased Au set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of Sandstorm “...[agreement redacted – proprietary structure]”;

(iv)                           if the Auditor’s Report concludes that the number of ounces of Purchased Au varies by more than two per cent from the number of ounces of Purchased Au set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of NMS; and

(v)                               if either Sandstorm “...[agreement redacted – proprietary structure]” or NMS disputes the Auditor’s Report and such dispute is not resolved between the Parties within ten days after the date of delivery of the Auditor’s Report, then such dispute shall be resolved by the dispute mechanism procedures set forth in section 21.

(d)       If Sandstorm “...[agreement redacted – proprietary structure]” has made an overpayment to NMS in accordance with the provisions of section 3(b), as determined in accordance with this section 6, NMS (as guaranteed by SilverCrest) shall forthwith refund to Sandstorm “...[agreement redacted – proprietary structure]” the amount of any such overpayment. If Sandstorm “...[agreement redacted – proprietary structure]” has underpaid NMS in accordance with the provisions of section 3(b), as determined in accordance with this section 6, Sandstorm “...[agreement redacted – proprietary structure]” shall forthwith pay to NMS, without setoff, deduction or defalcation, the amount of any such underpayment.

(e)       If NMS does not deliver a (draft or final) Monthly Report or an Annual Report as required pursuant to this section, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of NMS, an audit of all books and records relevant to the production and delivery of Purchased Au produced during the calendar month or calendar year in question (the “Sandstorm “...[agreement redacted – proprietary structure]” Audit”). NMS shall grant Sandstorm “...[agreement redacted – proprietary structure]” or its representatives or agents access to all such books and records on a timely basis. In order to exercise this right, Sandstorm “...[agreement redacted – proprietary structure]” must provide not less than seven days’ written notice to NMS of its intention to conduct the Sandstorm “...[agreement redacted – proprietary structure]” Audit. If within seven days of receipt of such notice, NMS delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, then Sandstorm “...[agreement redacted – proprietary structure]” shall have no right to perform the Sandstorm “...[agreement redacted – proprietary structure]” Audit. If NMS delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, before the delivery of the Sandstorm “...[agreement redacted – proprietary structure]” Audit, the applicable (draft or final) Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sandstorm “...[agreement redacted – proprietary structure]” as set forth in section 6(c). Otherwise, absent any manifest or gross error in the Sandstorm “...[agreement redacted – proprietary structure]” Audit, the Sandstorm “...[agreement redacted – proprietary structure]” Audit shall be final and conclusive.

7.         Closing Date

Closing (“Closing”) shall take place at the offices of Cassels Brock & Blackwell LLP at 11:00 a.m. (Toronto time) on the Closing Date or on such earlier or later date or other time as the Parties may mutually agree, provided that all of the conditions set out in Articles 8 and 9 have been satisfied or waived.

8.                                   Closing Conditions for the Benefit of Sandstorm “...[agreement redacted – proprietary structure]”

Sandstorm “...[agreement redacted – proprietary structure]” shall not be obligated to complete the Transaction unless each of the Closing Conditions has been satisfied, it being understood that the said conditions are included for the exclusive benefit of Sandstorm “...[agreement redacted – proprietary structure]”. SilverCrest and NMS shall take all such actions, steps and proceedings as are reasonably within their respective control as may be necessary to ensure that the Closing Conditions are fulfilled.

(a)                             Each of SilverCrest, NMS, Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” shall have received any and all required consents or approvals, including without limitation, third Person consents and all governmental or regulatory consents in any applicable jurisdiction, including without limitation, the consent of the TSXV with respect to the obligations of Sandstorm “...[agreement redacted – proprietary structure]” hereunder and the consent of the TXV, if applicable, with respect to the obligations of SilverCrest and NMS hereunder and the same shall remain in full force and any and all applicable waiting periods under applicable legislation or otherwise shall have expired.

(b)                             Sandstorm “...[agreement redacted – proprietary structure]” shall have received all such other assurances, consents, agreements, documents and instruments as may be reasonably required by Sandstorm “...[agreement redacted – proprietary structure]” to complete the Transaction, all of which shall be in form and substance satisfactory to Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably.

9.         Closing Conditions for the Benefit of SilverCrest

SilverCrest shall not be obligated to complete the Transaction unless the condition listed below has been satisfied, it being understood that the said condition is included for the exclusive benefit of SilverCrest. Sandstorm “...[agreement redacted – proprietary structure]” shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the condition listed below is fulfilled:

(a)                             The representations and warranties of Sandstorm “...[agreement redacted – proprietary structure]” contained in section 22 shall be true and correct, in all material respects, at the Closing.

(b)                             Each of SilverCrest, NMS, Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” shall have received any and all required consents or approvals, including without limitation, third Person consents and all governmental or regulatory consents in any applicable jurisdiction, including without limitation, the consent of the TSXV with respect to the obligations of Sandstorm “...[agreement redacted – proprietary structure]” hereunder and the consent of the TSXV, if applicable, with respect to the obligations of SilverCrest and

NMS hereunder and the same shall remain in full force and any and all applicable waiting periods under applicable legislation or otherwise shall have expired.

10.       Funding Date

Funding of the Upfront Deposit shall take place in accordance with the provisions of section 3(a) commencing on the Funding Date or on such earlier or later date or other time as the Parties may mutually agree, provided that all of the conditions set out in this Article 10 have been satisfied (or waived by the applicable party).

Sandstorm “...[agreement redacted – proprietary structure]” shall not be obligated to commence funding of the Upfront Deposit (as contemplated in section 3(a)(i)) unless, at or before the Funding Date each of the conditions listed below (the “Funding Conditions”) has been satisfied, it being understood that the said conditions are included for the exclusive benefit of Sandstorm “...[agreement redacted – proprietary structure]”:

(a)                             The representations and warranties of SilverCrest and NMS contained in section 23 shall be true and correct, in all material respects, at the time of the first advance of funds and Sandstorm “...[agreement redacted – proprietary structure]” shall have received a certificate from a duly authorized officer of SilverCrest and NMS to such effect;

(b)                             SilverCrest and NMS shall have provided proof to Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, that NMS has received all necessary permits to build, operate and commercial extract gold from the Project (exclusive of the Underground Mine) in accordance with the Technical Report and neither SilverCrest nor NMS shall be aware of any matter that would in any way prevent SilverCrest and NMS from building and operating the Project, including any matter which would impede the access of SilverCrest and NMS to the Property for that purpose; and

(c)                              SilverCrest and NMS shall have provided proof to Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, that SilverCrest and NMS have sufficient financing inclusive of appropriate working capital and contingencies, (such financing to include the Upfront Deposit), to build and operate the Project (exclusive of the Underground Mine) in the opinion of Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably.

Funding of the Upfront Deposit shall commence from and after the Funding Date as provided in section 3(a). Notwithstanding the foregoing, if funding of the Upfront Deposit does not commence on or before the Funding Date Deadline by reason of the Funding Conditions not having been satisfied, then Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably may terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder save and except as provided in sections 20, 21 and 28. For greater certainty and without limitation, it is understood and agreed that Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to waive compliance with any of the Funding Conditions, in its sole and absolute discretion.

11.                          Delivery of Minerals, Payments and Documentation in respect of Offtake

(a)       Commencing as of the Funding Date and during the Term, NMS shall sell and deliver to Sandstorm “...[agreement redacted – proprietary structure]” all Purchased Au to be sold and delivered under this Agreement “...[agreement redacted – proprietary structure]” to be specified by Sandstorm “...[agreement redacted – proprietary structure]” from time to time (the “Place of Delivery”).

(b)       NMS shall notify Sandstorm “...[agreement redacted – proprietary structure]” in writing at least one Business Day before any delivery and credit to the account of Sandstorm “...[agreement redacted – proprietary structure]” of: the number of ounces of Refined Au to be delivered “...[agreement redacted – proprietary structure]”

(c)        Within ten Business Days of the end of each calendar month, NMS shall deliver and credit Refined Au in an amount equal to the number of ounces of Purchased Au specified in the Monthly Report for the calendar month most recently ended.

(d)       Delivery of all Refined Au shall be deemed to have been made at the time Refined Au is “...[agreement redacted – proprietary structure]” Sandstorm “...[agreement redacted – proprietary structure]” (the “Time of Delivery”).

(e)       Title to and risk of loss of Refined Au shall pass from NMS to Sandstorm “...[agreement redacted – proprietary structure]” at the Time of Delivery.

(f)         All Deductions relating to each Lot and all costs and expenses pertaining to the delivery and credit of Refined Au to the Place of Delivery shall be borne by NMS.

(g)       At the Time of Delivery, NMS shall deliver to Sandstorm “...[agreement redacted – proprietary structure]” an invoice setting out the number of Refined Au “...[agreement redacted – proprietary structure]” and the Purchase Price for such Refined Au.

(h)        If Sandstorm “...[agreement redacted – proprietary structure]” disputes the accuracy of any invoice, it shall notify NMS within four months from the earlier of the date of receipt by Sandstorm “...[agreement redacted – proprietary structure]” of such invoice and the date of “...[agreement redacted – proprietary structure]” the relevant shipment of Refined Au.

(i)         Payment by Sandstorm “...[agreement redacted – proprietary structure]” for each shipment of Refined Au shall be made promptly and in any event not later than five Business Days after “...[agreement redacted – proprietary structure]” Sandstorm “...[agreement redacted – proprietary structure]” and receipt of any invoice for such credit.

(j)         All payments for Refined Au by Sandstorm “...[agreement redacted – proprietary structure]” to NMS shall be made in US Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by NMS in writing from time to time, without deduction or set-off.

(k)        Subject to the dispute of any payment in accordance with section 21, any payment not made on or by the applicable payment date referred to in this Article 11 shall incur interest until such payment is made at a rate equal to Prime plus 2%. In addition to the foregoing, if Sandstorm “...[agreement redacted – proprietary structure]” has not made any payment on or by the applicable payment date referred to in this Article 11 from and after the date that is 30 days following delivery by NMS to Sandstorm “...[agreement redacted – proprietary structure]” of notice of such non-payment, then NMS shall have the right to set off against any such non-payment (including interest) and withhold from future delivery to Sandstorm “...[agreement redacted – proprietary structure]” an amount of Refined Au equal in value to such non-payment (including interest). For the purposes of this section 11(k), any amount of Refined Au set off and withheld against any nonpayment amount shall be valued at the per ounce price of Au in US dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date that such amount of Refined Au would have been credited to the metal account of Sandstorm “...[agreement redacted – proprietary structure]” in accordance with this Article 11 but for such non-payment. In addition, Sandstorm “...[agreement redacted – proprietary structure]” shall be required to pay the Purchase Price on any amount of Refined Au set off and withheld by NMS against any such non-payment by Sandstorm “...[agreement redacted – proprietary structure]”.

12.       Early Termination

(a)       The Parties (SilverCrest and NMS acting as one Party and Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” acting as a second Party for the purposes of this section) may terminate this Agreement at any time by mutual written consent.

In addition, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right (but not the obligation) to terminate this Agreement, effective upon ten days’ prior written notice to SilverCrest and NMS, if any of the following shall occur (each, an “NMS Event of Default”):

(i)                                  SilverCrest and NMS default in any material respect in the performance of any of their respective covenants or obligations contained in this Agreement including for greater certainty and without limitation, pursuant to the provisions of sections 3(f) and 3(g) or the Project Charge Undertaking and such default is not remedied to the reasonable satisfaction of Sandstorm “...[agreement redacted – proprietary structure]” within 30 days after written notice to SilverCrest and NMS, or if such default is not capable of rectification within 30 days, SilverCrest and NMS have not promptly commenced to rectify the default within such 30 day period, and thereafter proceeds diligently to rectify same;

(ii)                              Upon the occurrence of any Insolvency Event affecting SilverCrest or NMS, provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by the Party made subject to an Insolvency Event in good faith and which is discharged or dismissed within 60 days from commencement, shall not constitute an Insolvency Event for the purposes of this section;

(iii)                          In the opinion of Sandstorm “...[agreement redacted – proprietary structure]” acting reasonably, the Project Charge shall cease to be valid and binding in accordance with its terms.

Notwithstanding the foregoing, it is understood and agreed that Sandstorm “...[agreement redacted – proprietary structure]” may waive any NMS Event of Default. However, any waiver of an NMS Event of Default and any indulgence granted, either expressly or by course of conduct by Sandstorm “...[agreement redacted – proprietary structure]” will be effective only in the specific instance and for the specific purpose for which it was given and will be deemed not to be a waiver of any other rights and remedies of Sandstorm “...[agreement redacted – proprietary structure]” under this Agreement. The rights and remedies of Sandstorm “...[agreement redacted – proprietary structure]” hereunder are cumulative and any single or partial exercise of any right or remedy by Sandstorm “...[agreement redacted – proprietary structure]” for an NMS Event of Default will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which Sandstorm “...[agreement redacted - proprietary structure]” may be lawfully entitled for such NMS Event of Default.

(b)       Notwithstanding the termination of this Agreement in accordance with the terms hereof, the Parties agree to fulfil and perform all of their respective covenants and obligations that arise prior to the date of termination.

(c)        If an NMS Event of Default as set forth in section 12(a) occurs and is continuing, in addition to and not in substitution for any other remedies available at law or in equity, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right, upon written notice to SilverCrest and NMS, at its option, to; (i) demand repayment of the remaining Uncredited Balance (the “NMS Default Fee”), with interest at the rate of Prime, at the time of the occurrence of the applicable NMS Event of Default; and (ii) if the NMS Event of Default results from the failure of NMS to sell Purchased Au to Sandstorm “...[agreement redacted – proprietary structure]” as contemplated by section 2 of this Agreement and to deliver Purchased Au to Sandstorm “...[agreement redacted – proprietary structure]” as contemplated by section 11, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to seek damages in excess of the Uncredited Balance. Upon demand from Sandstorm “...[agreement redacted – proprietary structure]”, which demand shall include a calculation of the NMS Default Fee, NMS (as guaranteed by SilverCrest) shall promptly pay the NMS Default Fee in cash by wire transfer, in immediately available funds, to a bank account designated by Sandstorm “...[agreement redacted – proprietary structure]”.

(d)       The Parties hereby acknowledge that: (i) Sandstorm “...[agreement redacted – proprietary structure]” will be damaged by an NMS Event of Default; and (ii) any sums payable or retainable pursuant to this section 12 are in the nature of liquidated damages, not a penalty and are fair and reasonable.

13.       Offtake Agreements

(a)       Each Offtake Agreement shall be on arm’s length commercial terms, consistent with normal industry standards and practice with respect to deductions in respect of payable gold. NMS shall not enter into any Offtake Agreement nor amend or modify any Offtake Agreement if the terms and conditions of any such Offtake Agreement pertaining to the sale and purchase of Au would disadvantage Sandstorm “...[agreement redacted – proprietary structure]” to be determined based on an existing commercial standards.

(b)       NMS (as guaranteed by SilverCrest) hereby agrees to indemnify and hold Sandstorm “...[agreement redacted – proprietary structure]” and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section. This section 13(b) shall survive the termination of this Agreement.

14.       Guarantees

(a)       Guarantee of NMS Obligations by SilverCrest

(i)                                  SilverCrest hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions, provisions and indemnifications to be observed or performed by NMS pursuant to this Agreement comprising all obligations save and except for the obligations of NMS set forth in sections 3(d) and (e) relating to the refund of the Uncredited Balance at the expiry of the Term or the Extended Term, if applicable, provided that for greater certainty and without limitation,

SilverCrest shall provide a guarantee with respect to any NMS Event of Default (including pertaining to the repayment of the remaining Uncredited Balance). SilverCrest shall perform such terms, covenants, conditions, provisions and indemnifications upon the default or non-performance thereof by NMS.

(ii)                              SilverCrest shall indemnify and save Sandstorm “...[agreement redacted – proprietary structure]” and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section. This section 14(a)(ii) shall survive the termination of this Agreement.

(iii)                          Subject to the provisions of section 14(a)(iv) and 18, SilverCrest shall not Transfer all or any part of its obligations set forth in this section without the prior written consent of Sandstorm “...[agreement redacted – proprietary structure]”, such consent not to be unreasonably withheld.

(iv)                           SilverCrest shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets, including without limitation, the shares of NMS, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or Transfer, the resulting, surviving or transferee entity agrees to assume in favour of Sandstorm “...[agreement redacted – proprietary structure]” all the obligations of SilverCrest under this Agreement and unless in the opinion of Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, such entity has at least the financial, operational and technical capability of SilverCrest to observe and perform the covenants, agreements and obligations of SilverCrest under this Agreement.

(v)                               The obligations of SilverCrest under this section are continuing, unconditional and absolute and without limitation, will not be released, discharged, limited or otherwise affected by (and SilverCrest hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(1)                             any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations guaranteed pursuant to this section (collectively, the “SilverCrest Guaranteed Obligations”), security, person or otherwise;

(2)                             any modification or amendment of or supplement to the SilverCrest Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(3)                             any release, non-perfection or invalidity of any direct or indirect security for any of the SilverCrest Guaranteed Obligations;

(4)                             any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting NMS or any other person or their property;

(5)                             the existence of any claim, set-off or other rights which SilverCrest may have at any time against NMS, Sandstorm, Sandstorm “...[agreement redacted – proprietary structure]” or any other person;

(6)                             any invalidity, illegality or unenforceability relating to or against NMS or any provision of applicable law or regulation purporting to prohibit the payment by SilverCrest of any amount in respect of the SilverCrest Guaranteed Obligations;

(7)                             any limitation, postponement, prohibition, subordination or other restriction on the rights of Sandstorm “...[agreement redacted – proprietary structure]” to payment of the SilverCrest Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(8)                             any release, substitution or addition of any co-signer, endorser or other guarantor of the SilverCrest Guaranteed Obligations;

(9)                             any defence arising by reason of any failure of Sandstorm “...[agreement redacted - proprietary structure]” to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any of the SilverCrest Guaranteed Obligations or the existence, creation or incurring of new or additional SilverCrest Guaranteed Obligations;

(10)                    any defence arising by reason of any failure of Sandstorm “...[agreement redacted – proprietary structure]” to proceed against NMS or any other person, to proceed against, apply or exhaust any security held from NMS or any other person for the SilverCrest Guaranteed Obligations, to proceed against, apply or exhaust any security held from NMS or any other person for the SilverCrest Guaranteed Obligations or to pursue any other remedy in the power of Sandstorm “...[agreement redacted – proprietary structure]” whatsoever;

(11)                    any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(12)                    any defence arising by reason of any incapacity, lack of authority or other defence of NMS or any other person, or by reason of the cessation from any cause whatsoever of the liability of NMS or any other person in respect of any of the SilverCrest Guaranteed Obligations except as a result of the payment in full of the SilverCrest Guaranteed Obligations or by reason of any act or omission of Sandstorm “...[agreement redacted – proprietary structure]” or others which directly or indirectly results in the discharge or release of NMS or any other person or all or any part of the SilverCrest Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(13)                    any defence arising by reason of any failure by Sandstorm “...[agreement redacted – proprietary structure]” to obtain, perfect or maintain a perfected or prior (or any) security interest or Encumbrance upon any property of NMS or any other person, or by reason of any interest of Sandstorm “...[agreement redacted – proprietary structure]” in any property, whether as owner thereof or the holder of a security interest or Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Sandstorm “...[agreement redacted – proprietary structure]” of any right to recourse or collateral;

(14)                    any defence arising by reason of the failure of Sandstorm “...[agreement redacted – proprietary structure]” to marshal any property;

(15)                    any dealing whatsoever with NMS or any other person or any security;

(16)                    any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against NMS or any other person, including any discharge of, or bar against collecting, any of the SilverCrest Guaranteed Obligations, in or as a result of any such proceeding; or

(17)                    any other act or omission to act or delay of any kind by NMS, Sandstorm “...[agreement redacted – proprietary structure]” or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this subsection (v), constitute a legal or equitable discharge, limitation or reduction of the obligations of SilverCrest hereunder (other than the payment or performance in full of all of the SilverCrest Guaranteed Obligations). To the extent permitted by applicable law, the foregoing provisions of this subsection (v) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Sandstorm “...[agreement redacted – proprietary structure]” is to destroy or diminish any subrogation rights of SilverCrest or any rights of SilverCrest to proceed against NMS for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of SilverCrest.

(vi)                           Sandstorm “...[agreement redacted – proprietary structure]” shall not be bound to exhaust its recourse against NMS or any other persons or to realize on any securities it may hold in respect of the SilverCrest Guaranteed Obligations before being entitled to payment or performance from SilverCrest under this section and SilverCrest hereby renounces all benefits of discussion and division.

(b)       Guarantee of Sandstorm “...[agreement redacted - proprietary structure]”’ Obligations by Sandstorm

(i)                                  Sandstorm hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Sandstorm “...[agreement redacted – proprietary structure]” pursuant to this Agreement. Sandstorm shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Sandstorm “...[agreement redacted – proprietary structure]”.

(ii)                              The obligations of Sandstorm under this section are continuing, unconditional and absolute and without limitation, will not be released, discharged, limited or otherwise affected by (and Sandstorm hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(1)                             any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations guaranteed pursuant to this section (collectively, the “Sandstorm “...[agreement redacted –

proprietary structure]” Guaranteed Obligations”), security, person or otherwise;

(2)

any modification or amendment of or supplement to the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(3)	any release, non-perfection or invalidity of any direct or indirect security for any of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations;

(4)

any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceedings affecting Sandstorm “...[agreement redacted – proprietary structure]” or any other person or their property;

(5)	the existence of any claim, set-off or other rights which Sandstorm may have at any time against NMS, SilverCrest, Sandstorm “...[agreement redacted – proprietary structure]” or any other person;

(6)

any invalidity, illegality or unenforceability relating to or against Sandstorm “...[agreement redacted – proprietary structure]” or any provision of applicable law or regulation purporting to prohibit the payment by Sandstorm of any amount in respect of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations;

(7)

any limitation, postponement, prohibition, subordination or other restriction on the rights of NMS to payment of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(8)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations;

(9)

any defence arising by reason of any failure of NMS to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations or the existence, creation or incurring of new or additional Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations;

(10)

any defence arising by reason of any failure of NMS to proceed against Sandstorm “...[agreement redacted – proprietary structure]” or any other person or to pursue any other remedy in the power of NMS whatsoever;

(11)

any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(12)

any defence arising by reason of any incapacity, lack of authority or other defence of Sandstorm “...[agreement redacted – proprietary structure]” or any other person, or by reason of the cessation from any cause whatsoever of the liability of Sandstorm or any other person in respect of any Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations except as a result of the payment in full of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations or by reason of any act or omission of NMS or others which directly or indirectly results in the discharge or release of Sandstorm “...[agreement redacted – proprietary structure]” or any other person or all or any part of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(13)	any dealing whatsoever with Sandstorm “...[agreement redacted – proprietary structure]” or any other person or any security;

(14)

any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Sandstorm “...[agreement redacted – proprietary structure]” or any other person, including any discharge of, or bar against collecting, any of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations, in or as a result of any such proceeding; or

(15)

any other act or omission to act or delay of any kind by Sandstorm “...[agreement redacted – proprietary structure]” or NMS or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this subsection (ii), constitute a legal or equitable discharge, limitation or reduction of the obligations of Sandstorm hereunder (other than the payment or performance in full of all of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations). To the extent permitted by applicable law, the foregoing provisions of this subsection (ii) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by NMS is to destroy or diminish any subrogation rights of Sandstorm or any rights of Sandstorm to proceed against Sandstorm “...[agreement redacted – proprietary structure]” for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Sandstorm.

(iii)

NMS shall not be bound to exhaust its recourse against Sandstorm “...[agreement redacted – proprietary structure]” or any other persons or to realize on any securities it may hold in respect of the Sandstorm “...[agreement redacted – proprietary structure]” Guaranteed Obligations before being entitled to payment or performance from Sandstorm under this section and Sandstorm hereby renounces all benefits of discussion and division.

15.                          Books; Records; Inspections

NMS shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Project, including the processing of Minerals therefrom, prepared in accordance with the Accounting Principles, consistently applied. Subject to the confidentiality provisions of this Agreement and in addition to the provisions of section 6(e), Sandstorm “...[agreement redacted – proprietary structure]” and its authorized representatives shall be entitled to perform audits or other reviews and examinations of the books and records of NMS relevant to the delivery of Minerals pursuant to this Agreement during the Term to confirm compliance by NMS with the terms of this Agreement. Sandstorm “...[agreement redacted – proprietary structure]” shall provide notice to SilverCrest and NMS of intent to audit of not less than 7 business days and shall diligently complete any audit or other examination permitted hereunder. Sandstorm “...[agreement redacted – proprietary structure]” shall also have reasonable access to all documents provided by the Offtaker to NMS or by NMS to an Offtaker, as contemplated under the Offtake Agreements or which otherwise relate to the Minerals vis a vis the Offtaker and that are, in any manner, relevant to the calculation of Purchased Au or the delivery and credit in respect thereof, in each instance. The expenses of any audit or other examination permitted in this section shall be paid by Sandstorm “...[agreement redacted – proprietary structure]”, unless the results of such audit or other examination permitted in this section, disclose a discrepancy in calculations made by NMS of equal to or greater than five percent, in which event the reasonable costs of such audit or other examination shall be paid by NMS.

16.                          Conduct of Mining Operations, etc.

(a)                             Subject to section 16(e), all decisions concerning methods, the extent, times, procedures and techniques of any mining operations related to the Project shall be made by NMS in its sole and absolute discretion.

(b)                             Sandstorm “...[agreement redacted – proprietary structure]” has no contractual rights relating to the development or operation of any of NMS operations, including without limitation, the Project or any of its properties and Sandstorm “...[agreement redacted – proprietary structure]” shall not be required to contribute to any capital or expenditures in respect of operations at the Project. Except as provided in this Agreement and the Project Charge, Sandstorm “...[agreement redacted – proprietary structure]” has no right, title or interest in and to the Project.

(c)                              Save and except as provided in section 3(g), Sandstorm “...[agreement redacted – proprietary structure]” is not entitled to any form or type of compensation or payment from NMS if NMS discontinues or ceases operations from the Project. Save and except as provided in section 3(g), this Agreement shall in no way be construed or considered a guarantee as to the delivery of any amount of Purchased Au, as the case may be, on an annual basis or over the life of the Project.

(d)                             NMS shall perform or cause to be performed all processing operations and activities in respect of the Project in a commercially prudent manner and in accordance with good processing, engineering and environmental practices.

(e)                             At reasonable times and with NMS’ prior consent (which shall not be unreasonably withheld or delayed), at the sole risk and expense of Sandstorm “...[agreement redacted – proprietary structure]”, Sandstorm “...[agreement redacted – proprietary structure]” shall have a right of reasonable access by its representatives to the Property and any mill, smelter, concentrator or other processing facility owned or operated by SilverCrest and/or NMS and/or their respective affiliates and that is to process the Minerals, for the purpose of enabling Sandstorm “...[agreement redacted – proprietary structure]” to monitor compliance by NMS with the terms of this Agreement and to prepare technical reports on the Project in compliance with National Instrument 43-101.

(f)                                  NMS will cooperate with and will allow Sandstorm “...[agreement redacted – proprietary structure]” access to technical information pertaining to the Project to permit Sandstorm to prepare technical reports on the Project in accordance with National Instrument 43-101 or to comply with Sandstorm’s disclosure obligations under applicable Canadian and US securities laws and stock exchange rules and policies, provided that: (i) no technical reports will be prepared by or for Sandstorm on any portion of the Project for which NMS has not filed a technical report on SEDAR; (ii) to the extent permitted by law, Sandstorm will use the same report writer as NMS to prepare all technical reports that Sandstorm is required to prepare and to use the same reports as NMS (re-addressed to Sandstorm “...[agreement redacted – proprietary structure]”); and (iii) if Sandstorm is unable to use the same report writer as NMS to prepare a required technical report, it will choose a Person to write the technical report that is acceptable to NMS, acting reasonably, and Sandstorm will not finalize the technical report until NMS has been provided with a reasonable opportunity to comment on the contents of the technical report and Sandstorm will act in good faith and will use its best efforts to incorporate NMS’ comments into the technical report to the extent NMS’ comments are made to conform the technical report with NMS’ existing disclosure. NMS will promptly deliver to Sandstorm any updated National Instrument 43-101 reports or mineral reserve and mineral resource estimates produced that pertain to the Project.

(g)                             NMS shall ensure that all Au is produced from the Project in a prompt and timely manner. If NMS wishes to commingle the Minerals produced from the Project with other Minerals, the same shall be subject to the prior written approval of Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, provided that Sandstorm “...[agreement redacted – proprietary structure]” is satisfied that it shall not be disadvantaged as a result of such commingling and further provided that a method is agreed upon by Sandstorm “...[agreement redacted – proprietary structure]” and NMS to determine the quantum of Au produced from the Project.

(h)                              SilverCrest and NMS shall at all times during the Term do and cause to be done all things necessary to maintain their respective corporate existence. NMS (as guaranteed by SilverCrest) shall at all times during the Term do all things necessary to maintain the Project in good standing including paying all taxes owing in respect thereof. During the Term, NMS (as guaranteed by SilverCrest) shall not abandon any of the claims, leases, lands or tenements forming a part of the Project unless NMS provides evidence satisfactory to Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, that it is not economical, as at the date of determination, to produce Minerals from such claims, leases, lands or tenements.

17.                        Future Gold Purchase Agreements

During the Term SilverCrest and NMS and their respective affiliates and subsidiaries shall not enter into any future gold purchase agreements or similar agreements (which for greater certainty and without intention, excludes Hedging Arrangements and also excludes normal course debt financing or project debt financing with financial institutions and arrangements ancillary thereto, including gold sales and hedging contracts) in respect of the Project without the prior written consent of Sandstorm.

18.                          Restricted Transfer Rights of NMS

During the Term or the Extended Term, as the case may be, NMS may not Transfer, in whole or in part: (i) the Project; or (ii) its rights and obligations under this Agreement; in each case, unless the following conditions are satisfied and upon such conditions being satisfied in respect of such Transfer, each of NMS and SilverCrest (as contemplated in section 14(a)(iii)) shall be released from their respective obligations under this section:

(i)	NMS shall provide Sandstorm “...[agreement redacted – proprietary structure]” with at least ten Business Days prior written notice of its intent to Transfer;

(ii)

any purchaser, transferee or assignee shall have, in the opinion of Sandstorm “...[agreement redacted – proprietary structure]”, acting reasonably, the financial, operational and technical capability to observe and perform the covenants, agreements and obligations of SilverCrest and NMS on a consolidated basis under this Agreement;

(iii)

any purchaser, transferee or assignee agrees in writing in favour of Sandstorm “...[agreement redacted – proprietary structure]” to be bound by the terms of this Agreement, including without limitation, this section; and

(iv)

any transferee that is a mortgagee, chargeholder or encumbrancer agrees in writing in favour of Sandstorm “...[agreement redacted – proprietary structure]” to be bound by and subject to the terms of this Agreement in the event it takes possession of or forecloses on all or part of the Project or any of the mining operations carried on by NMS on or in respect of the Project and undertakes to obtain an agreement in writing in favour of Sandstorm “...[agreement redacted – proprietary structure]” from any subsequent purchaser or transferee of such mortgagee, chargeholder or encumbrancer that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement, including without limitation, this section.

Notwithstanding the foregoing, at all times throughout the Term NMS shall have the right to assign its rights and obligations under this Agreement, to a wholly-owned subsidiary of SilverCrest (so long as such company remains a wholly-owned subsidiary of SilverCrest throughout the Term or the Extended Term, as the case may be, and provided that all rights, title and interest in and to the Project are transferred concurrently to such subsidiary) on the provision of 30 Business Days prior written notice to Sandstorm “...[agreement redacted – proprietary structure]”.

19.                          Transfer Rights of Sandstorm “...[agreement redacted – proprietary structure]”

During the Term after the date that Sandstorm “...[agreement redacted – proprietary structure]” has advanced the full amount of the Upfront Deposit, Sandstorm “...[agreement redacted – proprietary structure]” shall have the right to Transfer, in whole or in part, its rights and obligations under this Agreement, upon the provision of ten Business Days prior written notice to SilverCrest, whereupon Sandstorm “...[agreement redacted – proprietary structure]” and Sandstorm shall be released from their respective obligations under this Agreement.

During the Term, until Sandstorm “...[agreement redacted – proprietary structure]” has advanced the full amount of the Upfront Deposit, Sandstorm shall have the right to Transfer, in whole or in part, its rights and obligations under this Agreement upon the provision of ten Business Days written notice to SilverCrest subject to such transferee having the financial capability to perform its obligations under this Agreement in the opinion of SilverCrest, acting reasonably and agreeing to be bound by the terms and conditions of this Agreement, whereupon Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” shall be released from their respective obligations under this Agreement.

Notwithstanding the foregoing, Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” shall in any event have the right to Transfer, in whole or in part, their rights and obligations under this Agreement to any mortgagee, chargeholder or encumbrancer provided that such entities agree in writing in favour of SilverCrest to be bound by and subject to the terms of this Agreement, including without limitation, this section.

20.                          Confidentiality

(a)                             Subject to section 20(b), neither Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” nor NMS and SilverCrest (Sandstorm and Sandstorm “...[agreement redacted – proprietary structure]” acting as one Party for the purposes of this section and NMS and SilverCrest acting as a second Party for the purposes of this section) shall, without the express written consent of the other Party (which consent shall not be unreasonably withheld or delayed), disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in connection with this Agreement, other than to its respective employees, agents, bankers and/or consultants and/or requisite regulatory authorities in connection with the procurement of consents and approvals contemplated hereunder and neither Party shall issue any press releases concerning the terms of this Agreement without the consent of the other Party, after the other Party has first reviewed the terms of such press release. Each Party agrees to reveal such information only to its respective employees, agents, bankers and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this section 20. In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)                             Notwithstanding the foregoing: (i) Sandstorm “...[agreement redacted – proprietary structure]” and SilverCrest shall be entitled to file a copy of this Agreement under their respective profiles on SEDAR (subject to such redactions as may be mutually agreed to by the Parties, such mutual agreement to be procured within five Business Days of the execution and delivery of this Agreement); and (ii) each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party or to allow a current or potential bona fide provider of finance to conduct due diligence provided that the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party.

21.                          Arbitration

In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination thereof or any matter arising therefrom, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. For the purposes of this section Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” act as one Party and NMS and SilverCrest act as a second Party.

Failing resolution satisfactory to either Party within 10 days of the time frame specified herein or if no time frame is specified, within 10 days of the delivery of notice by either Party of said dispute, either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Vancouver, British Columbia, pursuant to the rules of the British Columbia International Commercial Centre (the “BCICAC”). The appointing authority shall be the BCICAC and the case shall be administered by the BCICAC in accordance with its International Commercial Arbitration Rules of Procedure, subject to the following:

(a)                             To demand arbitration either Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”), which Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement. The Dispute Notice shall specify the nature of the allegation and issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 15 Business Days of receipt of the Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(b)                             The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator within seven Business Days of the Responding Party’s answer, failing which each of the Demanding Party and the Responding Party shall select one qualified arbitrator within five Business Days of the Responding Party’s answer who shall in turn appoint one single qualified neutral arbitrator within seven Business Days of the appointment of the latter of such two arbitrators, which single qualified neutral arbitrator shall act as the sole arbitrator. The arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated.

(c)                              No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its determination in writing and shall deliver one copy to each of the Parties. The written decision of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator to any court. The decision rendered by the arbitrator may be entered into any court for enforcement purposes.

(d)                             The arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(e)                             A dispute of the Parties shall not constitute an Act of God or Force Majeure.

(f)                                  The arbitrator shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination. The arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(g)                             All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(h)                              The Parties agree to treat as confidential information, in accordance with the provisions of section 20, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this section, a Party may disclose such confidential information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under section 20.

22.                          Representations and Warranties of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]”

Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]”, acknowledging that NMS and SilverCrest are entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to NMS and SilverCrest as follows:

(a)                             Each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” is a corporation duly and validly existing under the laws of its governing jurisdiction and each of Sandstorm and Sandstorm “...[agreement redacted -proprietary structure]” is up to date in respect of all filings required by law or by any governmental authority.

(b)                             Each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” has the requisite corporate power and capacity to enter into this Agreement and to perform its respective obligations hereunder. Each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” has received all requisite board approvals with respect to the execution and delivery of this Agreement.

(c)                              This Agreement has been duly and validly executed and delivered by each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” and constitutes a legal, valid and binding obligation of each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” enforceable against each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” in accordance with its terms.

(d)                             Neither Sandstorm nor Sandstorm “...[agreement redacted - proprietary structure]” has made an assignment for the benefit of creditors, nor is either

Sandstorm or Sandstorm “...[agreement redacted - proprietary structure]” the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of the properties or business of Sandstorm or Sandstorm “...[agreement redacted - proprietary structure]” and their respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither Sandstorm nor Sandstorm “...[agreement redacted - proprietary structure]” is now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(e)       Sandstorm is in compliance in all material respects with the rules, policies and regulations of the TSXV.

(f)         Sandstorm has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the TSXV, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

23.       Representations and Warranties of SilverCrest and NMS

SilverCrest and NMS acknowledging that Sandstorm “...[agreement redacted -proprietary structure]” and Sandstorm are entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” as follows:

(a)       Each of SilverCrest and NMS is a corporation duly and validly existing under the laws of its governing jurisdiction and each of SilverCrest and NMS is up to date in respect of all filings required by law or by any governmental authority.

(b)       Each of SilverCrest and NMS has the requisite corporate power and capacity to enter into this Agreement and to perform its respective obligations hereunder. Each of SilverCrest and NMS has received all requisite board approvals with respect to the execution and delivery of this Agreement.

(c)        This Agreement has been duly and validly executed and delivered by each of SilverCrest and NMS and constitutes a legal, valid and binding obligation of each of SilverCrest and NMS enforceable against each of SilverCrest and NMS in accordance with its terms.

(d)       This Agreement and the exercise of the rights and performance of their respective obligations of SilverCrest and NMS hereunder do not and will not; (i) conflict with any agreement, mortgage, bond or other instrument to which either

SilverCrest and/or NMS is a party or which is binding on their respective assets; (ii) conflict with their respective constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(e)       No regulatory or third party consents or approvals are required to be obtained by SilverCrest and/or NMS in connection with the execution and delivery or the performance by either of them of this Agreement or the transactions contemplated hereby.

(f)         Neither SilverCrest nor NMS has made an assignment for the benefit of creditors nor is either SilverCrest or NMS the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law; no receiver or receiver/manager has been appointed for all or any substantial part of its respective properties or business and its respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither SilverCrest nor NMS is now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(g)       No Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Project or any of the Au therein, thereon or thereunder or derived therefrom or any shares of SilverCrest or NMS except as set out in Schedule 23 attached hereto.

(h)        NMS has all necessary corporate power to own or acquire the mining rights forming a part of the Property and NMS is in material compliance with all material applicable laws and licences, registrations, permits, consents and qualifications to which the mining rights are subject.

(i)         NMS has sufficient right, title or interest in and to the Property, including without limitation, access rights thereto, in order for NMS to perform its obligations and enter into and complete the Transaction subject to the terms and conditions contained in this Agreement.

(j)         NMS has and will deliver to Sandstorm “...[agreement redacted - proprietary structure]” during the Term and the Extended Term, as the case may be, an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership title in and to, and actual and exclusive possession of Purchased Au, free and clear of any and all Encumbrances.

(k)        Each of SilverCrest and NMS has provided to Sandstorm “...[agreement redacted - proprietary structure]” all material information in its respective control or possession with respect to the Property and the Project and all corporate matters pertaining to SilverCrest and NMS, as requested by Sandstorm “...[agreement redacted - proprietary structure]”.

24.       Project Charge

(a)       SilverCrest and NMS shall deliver the Project Charge and shall cause the same to be duly registered against the Property and shall provide Sandstorm “...[agreement redacted - proprietary structure]” with evidence of such registration on the earlier of the contemporaneous registration of the Creditor Project Charge and if there shall be no Creditor Project Charge, the Commencement of Commercial Production (provided that in such latter event the Project Charge shall be drafted by Mexican counsel of Sandstorm “...[agreement redacted - proprietary structure]”). To the extent necessary, NMS shall provide its written consent or signature to any documents or things necessary to accomplish such registration, recordation and notice.

(b)       NMS shall not amend, supplement, waive, restate, supersede, terminate, cancel or release or otherwise consent to a departure from the provisions of the Project Charge without the prior written consent of Sandstorm “...[agreement redacted - proprietary structure]”, such consent not to be unreasonably withheld.

(c)        Sandstorm “...[agreement redacted - proprietary structure]” agrees to execute in favour of NMS and SilverCrest any subordination agreement reasonably requested by SilverCrest in order to subordinate the Project Charge as a condition to any debt financing required to bring the Project (including any Deposit and Underground Mine) into production.

(d)       Sandstorm “...[agreement redacted - proprietary structure]” shall execute and deliver to SilverCrest and NMS a discharge of the Project Charge on the earlier of the expiry of the Term and termination pursuant to section 12 hereof, provided that Sandstorm “...[agreement redacted - proprietary structure]” has received a refund of the remaining Uncredited Balance.

25.       Indemnity of Sandstorm “...[agreement redacted - proprietary structure]”

Sandstorm “...[agreement redacted - proprietary structure]” (as guaranteed by Sandstorm) shall indemnify and save harmless NMS and SilverCrest, without duplication, and their respective directors, officers, employees and agents from and against any and all actual Losses suffered or incurred by them that arise out of or relate to any failure of Sandstorm “...[agreement redacted - proprietary structure]” to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Sandstorm “...[agreement redacted -proprietary structure]” pursuant to this Agreement.

26.       Indemnity of SilverCrest

SilverCrest (as guaranteed by NMS) shall indemnify and save Sandstorm “...[agreement redacted - proprietary structure]” and its directors, officers, employees and agents harmless from and against any and all actual Losses suffered or incurred by them, that arise out of or relate to any failure of SilverCrest and/or NMS to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by NMS and/or SilverCrest pursuant to this Agreement.

27.       Force Majeure

Neither of the Parties (Sandstorm and Sandstorm “...[agreement redacted -proprietary structure]” being treated as one Party for the purposes of this section and SilverCrest and NMS being treated as a second Party for the purposes of this section) will be liable for a breach of its obligations under this Agreement because of an event or due to a cause beyond its control (each of which is referred to as a “Force Majeure”), including without limitation, Acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, blockades, demonstrations or other actions of indigenous peoples or ejidos or non-governmental organizations, laws, rules and regulations or orders of any duly constituted governmental authority, excessive delays in obtaining, or the refusal to issue, any required permits or licenses, the inability to obtain surface access to the Property upon reasonable commercial terms or at all, or the non-availability of materials, supplies, labour or transportation. All time limits imposed by this agreement will be extended by a period equivalent to the period of delay resulting from a Force Majeure event. A party relying on Force Majeure will take all reasonable steps to eliminate the Force Majeure event and, if possible, will perform its obligations under this agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority.

28.       General Provisions

(a)       Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effectuate the Transaction in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)       Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership or other partnership relationship between SilverCrest and NMS as one Party and Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” as a second party.

(c)        This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(d)       Time is of the essence of this Agreement.

(e)       All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars.

(f)         If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

(g)       Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to SilverCrest:

Suite 405, 1311 Howe Street

Vancouver, BC V6Z 2P3

Attention:      President

Fax Number: (604) 691-1761

If to NMS:

Suite 405, 1311 Howe Street

Vancouver, BC V6Z 2P3

Attention:      President

Fax Number: (604) 691-1761

If to Sandstorm, to:

Suite 1050, 625 Howe Street

Vancouver, BC V6C 2T6

Attention:      President and Chief Executive Officer

Fax Number: (604) 888-0094

If to Sandstorm “...[agreement redacted - proprietary structure]”:

“...[agreement redacted - proprietary structure]”

Attention:      James Gardener

Fax Number: “...[agreement redacted – proprietary structure]”

Email: breakwater@caribsurf.com

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(h)        This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)         Following the execution and delivery of this Agreement, if there shall occur any change in tax laws or other circumstances, each of Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” and SilverCrest and NMS will co-operate reasonably with the other Party (Sandstorm and Sandstorm “...[agreement redacted - proprietary structure]” being treated as a one Party and SilverCrest and NMS being treated as a second Party in this section 28(i)) in implementing any proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party.

(j)         This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(k)        This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective, successors and permitted assigns.

(l)         The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(m)      This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

(n)        The Parties may agree to enter into other financial instruments or agreements to supplement the pricing in this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

SILVERCREST MINES INC.
Per:	s/s Barney Magnusson
Authorized Signing Officer

NUSANTARA DE MEXICO S.A. DE C.V.
Per:	s/s Barney Magnusson
Authorized Signing Officer

SANDSTORM RESOURCES LTD.
Per:	s/s Nolan Watson
Authorized Signing Officer

SANDSTORM RESOURCES
“...[agreement redacted – proprietary structure]” LTD.
Per:	s/s James Gardener
Authorized Signing Officer

Schedule A

Project Concessions

The following outlines the concessions that constitute the Project:

TABLE 4-1 CONCESSIONS

SilverCrest Mines Inc. Santa Elena Property, Mexico

Concession		Concession	Owner	Size (ha)
number	Date	name
192174	1983	Santa Elena	Tungsteno de Baviacora	24.19
		Santa Elena No 4 Fraccion	Tungsteno de Baviacora
178094	1983	Se		0.06
176544	1983	California	Tungsteno de Baviacora	18.00
221460	1995	Elena 5	Tungsteno de Baviacora	399.87
223533	2003	Santa Elena 6	Nusantara de Mexico	858.19
227239	2006	Santa Elena 7	Nusantara de Mexico	1,859.63
			TOTAL	3,159.94